March 19, 2020

Jacky Jinbo Wang
Chief Financial Officer
Ruhnn Holding Ltd
F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

       Re: Ruhnn Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed July 30, 2019
           File No. 001-38852

Dear Mr. Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services